						Exhibit 12(f)

Entergy Texas, Inc.
Computation of Ratios of Earnings to Fixed Charges

						30-Sep

	2005	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest	$59,882	$70,479	$85,250	$80,197	$106,163	$99,383
Interest applicable to rentals	2,299	2,356	3,572	2,760	3,069	3,234

Total fixed charges, as defined	62,181	72,835	88,822	82,957	109,232	$102,617

Earnings as defined:
Net Income	$48,916	$54,137	$58,921	$57,895	$66,474	$82,701
Add:
Provision for income taxes:
Total	17,192	27,325	36,249	28,118	34,282	45,773
Fixed charges as above	62,181	72,835	88,822	82,957	109,232	102,617

Total earnings, as defined	$128,289	$154,297	$183,992	$168,970	$209,988	$231,091

Ratio of earnings to fixed charges, as defined	2.06	2.12	2.07	2.04	1.92	2.25